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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM l2b-25

                           NOTIFICATION OF LATE FILING
                              SEC File No.: 0-9856
                              CUSIP No.: 001674-100


     (Check One) [ ] Form l0-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                 [X] Form 10Q and Form QSB [ ] Form N-SAR

                    For Period Ended:  September 29, 2001
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

AM COMMUNICATIONS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

100 Commerce Boulevard
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Address of Principal Executive Office (Street and Number)

Quakertown, Pennsylvania  18951-2237
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City, State and Zip Code





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PART II - RULES l2b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition
           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule l2(b)-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why the Form l0-K and Form 10-KSB, 20-F, ll-K, Form l0-Q and Form 10-QSB or N-SAR, or the transition report or portion thereof could not be filed within prescribed time period. (Attach Extra Sheets if Needed)

          The Registrant completed a substantial acquisition of two companies subsequent to September 29, 2001. For the past six weeks, much of the Registrant's senior management personnel, including its chief financial officer, have been actively involved in completing the acquisition and in assimilating the operations of the acquired companies with the Registrant's operations. As a result of the substantial demands placed on the Registrant's financial personnel during this period, preparation of the Registrant's Form 10-QSB for the quarter ended September 29, 2001 has been delayed. The Registrant intends to finalize the Report on Form 10- QSB in the next few days and will file the Report in any event within the grace period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification.

         H. Charles Wilson, III                (215)              538-8700
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              (Name)                        (Area Code)      (Telephone Number)
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(2)      Have all other periodic reports required under section l3 or l5(d) of the Securities Exchange Act of l934 or Section 30 of the Investment Company Act of l940 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             AM COMMUNICATIONS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 2001     By:  /s/ H. Charles Wilson, III
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                                 H. Charles Wilson, III, Chief Financial Officer
                                 and Authorized Representative of the Registrant



INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.




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